Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

PureWild Co Inc
520 Foothill Road
Ojai, CA 93023
https://purewildco.com/

Up to $1,069,999.50 in Common Stock at $1.50
Minimum Target Amount: $10,000.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: PureWild Co Inc
Address: 520 Foothill Road, Ojai, CA 93023
State of Incorporation: CA
Date Incorporated: January 31, 2021

Terms:

Equity

Offering Minimum: $10,000.50 | 6,667 shares of Common Stock
Offering Maximum: $1,069,999.50 | 713,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $159.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

<u>Time-Based</u>

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive a 5% bonus shares

Amount-based

$250+

1 MIXED CASE OF PUREWILD MARINE COLLAGEN DRINKS: four bottles of each flavor, 12 bottles total.

$500+

1 MIXED CASE OF PUREWILD MARINE COLLAGEN DRINKS: four bottles of each flavor, 12 bottles total. Plus one bottle of PureWild marine collagen-infused chardonnay wine. And a PureWild cap!

$1,000+

1 MIXED CASE OF PUREWILD MARINE COLLAGEN DRINKS: four bottles of each flavor, 12 bottles total. Plus one bottle of PureWild marine collagen-infused chardonnay wine, a box of PureWild collagen supplements, and a PureWild cap.

$5,000+

3 cases of PureWild marine collagen drinks: 1 Blueberry Holy Basil, 1 Lime Agave and 1 Mango Turmeric. A full case of wine – 12 bottles – along with 2 PureWild caps and a 3-month subscription of PureWild collagen supplements.

$10,000+

All the rewards in the $5,000 tier plus 2% bonus shares.

$20,000+

A case of PureWild drinks delivered every month for 12 consecutive months plus 2 caps and 1 full case of wine - 12 bottles - and a 6-month subscription of PureWild collagen supplements. Plus 3% bonus shares.

$50,000+

Receive 12 monthly deliveries of a case of PureWild marine collagen drinks and a case of Purewild collagen wine – one case of each every month for one year; 2 PureWild caps and a year-long subscription to PureWild collagen supplements. Plus 5% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

PureWild Co., Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

*Stacking perks only applies to the Owner's Bonus perk and Previous Backer perks. Time-based and Amount-based perks do not stack on top of each other, rather, the issuer will receive the greater of the two bonuses if they qualify for both.

The Company and its Business

Company Overview

PureWild Co, Inc. ("PureWild" or the "Company") is a c corporation organized under the laws of the state of California that produces clean marine collagen drinks, wine, and supplements. The Company's business model consists of retail sales and direct-to-consumer sales focused on women aged 30-60. Our collagen drinks are sold across 50 states at retail grocery stores like Central Market and at 5-star hotels like the Ritz Carlton and Four Seasons properties as well as direct-to-consumer businesses online.

The Company's top 3 reasons to invest: Collagen in food and beverage is a Megatrend but to our knowledge, no other collagen companies offer certified non-GMO clean products that at sustainably made. PureWild Co has a unique selling position with retail, hotels and spas, senior living facilities (collagen is the best wellness support for an aging community), and direct-to-consumer for our line of supplements.

We have retail distribution with the 2 largest natural foods distributors in the country: United Natural Foods (UNFI) and KeHE Natural Foods and a DTC nationwide fulfillment center based in Las Vegas Nevada. PureWild's founder has deep experience in creating clean flavorful products as well as marketing experience from her years creating movie advertising campaigns for major Hollywood studios. Our sales broker team is top quality and our CFO has led numerous CPG companies to 9 figures in annual sales.

The Company's Intellectual Property ("IP"): The Company was granted the U.S. Trademark to PureWild Co, which filed with the USPTO on December 20, 2021. In addition to this, PureWild Co has other IP that it has developed including trade secrets in the form of its proprietary collagen formula.

PureWild was originally formed as a limited liability company on May 22, 2020, under Delaware law. For tax purposes, PureWild Co Inc. was incorporated on January 21, 2021, under California law as the new company entity. PureWild Co LLC was dissolved on January 1, 2021.

Competitors and Industry

Industry

The global collagen market size was valued at USD 8.36 billion in 2020 and is expected to expand at a compound annual growth rate (CAGR) of 9.0% from 2020 to 2028.

*Source: https://www.grandviewresearch.com/industry-analysis/collagen-market

The global collagen supplement market is projected to grow at a CAGR of 6.12% during the forecast period (2022- 2027).

During COVID-19 people were concerned about their immune health and were actively seeking ways to maintain wellness. So, health supplements that were trending well before the lockdown have suddenly become more popular as more consumers seek out the latest information on what products can help them stay healthy.

Collagen peptides is one of those ingredients. Before the pandemic, collagen supplementation had already gained a reputation in the market, with food innovators finding novel ways to make it accessible to an even wider audience. As collagen peptides are unique proteins from natural origins they help improve joint conditions, support skin beauty by helping the body produce more collagen and hyaluronic acid, and support bone health by helping with the bone remodeling process. Owing to these factors there was a huge demand for collagen peptides during the pandemic as it offers health benefits along with beauty benefits which were the prime concern during COVID-19.

Consumer's growing desire to prevent premature aging is escalating the demand for collagen peptide-infused nutricosmetics, thus, driving the market studied. In addition, the growth of the collagen supplement market can be attributed to several health and beauty benefits associated with the ingestion of collagen supplements. For instance, the ingestion of collagen supplements enhances the health of skin by reducing dryness and wrinkles. It also increases muscle mass, improves bone health, and provides relief from joint pain.**

**Source: https://www.mordorintelligence.com/industry-reports/collagen-supplements-market

Competitors

The Company has several major competitors in the collagen market. Some of the top competitors in our industry include: Vital Proteins, the industry leader and the Company's primary competition in the collagen industry. Vital Proteins is currently valued at $300M with over $100M in revenue (1). Despite the present competitive landscape, the Company stands out in the collagen industry because the Company only uses high-quality marine collagen in easy-to-access drinks and wine. The Company is targeting women with breast cancer, lupus, and autoimmune disease which is a big differentiator; and the Company offers certified non-GMO products. The other competitor listed does not offer certified non-GMO products.

Vital Proteins stats links:

1)https://www.forbes.com/sites/yolarobert1/2020/06/11/nestl-health-science-acquires-vital-proteins/?sh=26cbc41ef228

Current Stage and Roadmap

Current Stage

The Company's collagen drinks and wine are currently on the market and generating sales.

Our distribution partner, KeHE Natural Foods, launched PureWild functional drinks in 3 distribution centers in April 2022. KehE is expanding PureWild to 5 more distribution centers in July 2022 which make PureWild available nationwide to retailers who work with KeHE Natural Foods.

Roadmap

The Company's efforts for the next few years will be focused on expanding market share, launching new category lines and products, growing our distribution network, and researching and developing our future products. We have new products planned over the next 6 months, including supplements and an expansion of drink choices.

Our supplements are in production and scheduled for delivery to our warehouse in June 2022. We have partnered with the National Breast Cancer Foundation to promote our supplement during October 2022 Breast Cancer Awareness month.

We've just taken delivery on our first production of marine collagen-infused Rose wine. The Rose arrived just in time for summer sales to retail outlets.

The Team

Officers and Directors

Name: Cindy Convery

Cindy Convery's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Day to day operations, product development, strategy. Early

stage company so no salaries are being paid.

- **Position:** CEO/President
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Manage day to day operations including production, sales and product development

- **Position:** Secretary
  Dates of Service: January 01, 2019 - Present
  Responsibilities: The Secretary shall give notice of all meetings of the Board of Directors and Executive Committee, if any, shall keep an accurate list of the directors, and shall have the authority to certify any records, or copies of records, as the official records of the corporation. The Secretary shall maintain the minutes of the Board of Directors' meetings and all committee meetings.

- **Position:** Treasurer/CFO
  Dates of Service: January 01, 2019 - Present
  Responsibilities: The Treasurer shall be responsible for conducting the financial affairs of the corporation as directed and authorized by the Board of Directors and Executive Committee, if any, and shall make reports of the corporation's finances as required, but no less often than at each meeting of the Board of Directors and Executive Committee.

Name: Derek Opperman

Derek Opperman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Marketing. Early stage company so no salaries are being paid.

Other business experience in the past three years:

- **Employer:** C3 Creative Code & Content GmbH
  Title: Content Director
  Dates of Service: February 01, 2016 - December 29, 2020
  Responsibilities: Creative team lead

Other business experience in the past three years:

- **Employer:** Self-Employed
  Title: Freelance Digital Marketing Consultant
  Dates of Service: January 01, 2008 - Present

Responsibilities: Provided marketing, analytics, advertising, and content consulting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation

of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Cynthia Convery	8,400,000	Common Stock	87.44%
Derek Opperman	933,334	Common Stock	9.71%

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 713,333 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 9,333,334 outstanding.

Voting Rights

one vote per share

Material Rights

There are no material rights associated with Common Stock.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $300,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: series A

Material Rights

Conversion. If there is Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the Standard Preferred Stock. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase

Amount (the “Cash-Out Amount”) or(ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price (the “Conversion Amount”). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of proceeds equal to the Cash- Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock.

Creditor Rights. The Investor’s right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

What it means to be a minority holder

As a minority holder of PureWild Co Inc. of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $300,000.00
  Use of proceeds: inventory
  Date: December 31, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2021 compared to year ended December 31, 2020</u>

Revenue

Revenue for the fiscal year 2020 was $ 16,620.40, compared to the fiscal year 2021 growth revenue of $96,480.02. As a result of gaining national distribution in the U.S. market, our higher-margin U.S. sales were up 6 times the previous year.

Expenses

The Company's expenses consist of, among other things, COGS, marketing and sales expenses, fees for professional services, inventory, and research and development expenses.

Cost of Sales

Our COGS for our functional drinks are $1.16 per bottle delivered to our warehouse. Each bottle of functional drinks sells to our distributor for $2.33 and retails for $3.99-$4.99. Each bottle sells to our hotel, spa and on-premises accounts for $3.75.

COGS for our wine is $75 per 12 bottle case. Each case sells to our wholesale accounts for $180.00. Individual bottles retail for $29.

COGS for our supplements is $30 per 30-day supply delivered to our warehouse. Each 30-day supply will retail for $125.00 direct to the consumer from our website.

Margins

The gross margin for our functional drinks is 100.9%. The gross margin for our wine is 140%. The gross margin for our supplements is 316.68%.

Company founders do not take a salary and all revenue is invested back into the Company.

Historical results and cash flows:

The Company is currently in the revenue-generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company is scaling much faster than in previous periods and adding new products in the coming months. Past cash was primarily generated through: sales; equity investments; SBA loans. Our goal is to reach profitability by 2023 through the DTC sales of our supplement line which will launch summer of 2022. Our current revenue is generated solely by drink sales, and by test sales of our collagen wine. The wines will launch on DTC with the supplements, adding major revenue channels. Additionally, the supplements have excellent margins and a wide customer base to substantially increase revenue. Historical cash flows represent only our drinks, and only with limited distribution. Future cash flow predictions include added distribution along with new product launches with substantial margins and a greatly increased customer base.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2022, the Company has capital resources available in the form of cash on hand in the amount of $285,000.

Inventory on hand totals $687,225.00

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations to produce the inventory we need for our growing retail accounts. As with any CPG company, new accounts require additional promotional expenses to build customer support and brand awareness.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 20% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 year. This is based on a current monthly burn rate of $20,000 for expenses related to inventory, accounting, marketing, distribution. The minimum amount will allow us to create more inventory and to manage our existing promotion calendar for customer growth.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 3 years. This is based on a current monthly burn rate of $40,000 for expenses related to inventory, marketing, accounting, distribution.

If we raise the maximum amount we will be able to expand our promotion and advertising for more rapid growth. The maximum amount will allow us to produce inventory to meet more demand. The maximum funding goal will support more sales, expanded advertising and increased inventory.

Are there any additional future sources of capital available to your company?

(Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a bank loan and concurrent offering with Fundable.com.

Indebtedness

- **Creditor:** Chickasaw Community Bank
  Amount Owed: $364,000.00
  Interest Rate: 4.5%
  Maturity Date: February 28, 2025

- **Creditor:** Foothill Productions
  Amount Owed: $700,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2028

Related Party Transactions

- **Name of Entity:** Foothill Productions
  Names of 20% owners: Cindy Convery
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Foothill Productions loaned start-up funds to the Company
  Material Terms: Foothill Productions provided start-up funds in the terms of a loan with 8% interest to be repaid upon sale of the Company

Valuation

Pre-Money Valuation: $15,000,000.00

Valuation Details:

<u>PUREWILD CO INC VALUATION</u>

The Company determined its pre-money valuation based on early-stage business and financial performance; the skill and experience of its management, business partnerships, and comparison with similarly situated competitors.

Early-Stage Results and Projections

PureWild Co Inc. is valued at $15M, in part, based on the projected growth of the global collagen CARG of 9% from 2020 to 2028*.

*https://www.grandviewresearch.com/industry-analysis/collagen-market

PureWild Co Inc produces unique collagen products that specifically address consumers' needs both domestically and internationally.

Skill and Experience of Management

PureWild's management team is led by Cindy Convery who created movie campaigns for major releases like the Harry Potter and Lord of the Rings franchises. Cindy has great expertise in targeting customers. Our legal team is Giannuzzi Lewendon who led the sale of Body Armor beverages to Coca-Cola for $5.7B. Our social media and advertising team is Growthbuster Media which manages media and advertising for multimillion-dollar brands Outeraisle and Magic Spoon. We've surrounded ourselves with experienced companies who have led other CPG companies to successful revenue and successful exits.

Business Partnerships and Relationships

Our contracts with the 2 largest natural foods distributors UNFI and KEHE insure that our products are available to the largest natural chains like WholeFoods, Sprouts, and Fresh Market.

PureWild Co Inc products are already in retail outlets, hotels, restaurants, and expanding verticals that show significant growth. PureWild's DTC wines are positioned in the better-for-you low alcohol category that according to NielsenIQ, for the 52-week period ending September 18, 2021, the total no/low alcohol category grew to $3.1 billion in the off-premise channel, with a growth rate of 10.4 percent compared to just 2.2 percent for the alcohol category as a whole. *

*https://daily.sevenfifty.com/the-no-and-low-alcohol-wine-category-is-booming-and-retailers-should-pay-attention/

Comparison to Similar Competitors

The growth landscape for PureWild is larger than most CPG companies because we are already expanding from retail grocery stores (where most CPG products find their limit) to hotels, spas, restaurants and senior living facilities. These additional verticals mean our growth landscape is more expansive than any standard beverage company.

<u>Kevita</u>

A comparison for valuation would be Kevita Functional drinks, which was acquired by Pepsi for an estimated $200M-$300M in 2016. PureWild offers a bigger landscape for growth because our collagen drinks and products mean a wider customer and sales base.

*https://www.foodnavigator-usa.com/Article/2016/11/22/PepsiCo-to-acquire-KeVita-Dr-Pepper-to-acquire-Bai-Brands

Conclusion

Based on the factors, described above, which were considered by the Company in its pre-money valuation, we feel the valuation of $15 million and a price per share of $1.50 is both reasonable and accurate.

Disclaimers:

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, are converted to common stock; (ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and (iii) there are no shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $300,000.00 in SAFE agreements outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Inventory*
  50.0%
  The minimum funding goal will be used toward the purchase of supplies to create our line of collagen supplements. Supplements are estimated to cost $350k for initial production of 20k boxes, $30k for shipping supplies, $20 website product additions: total $400k to have supplements ready to ship DTC.

- *Working Capital*
  44.5%
  Working capital of $500k will be used for 8 months runway for marketing, accounting and consulting groups already in place with the company

If we raise the over allotment amount of $1,069,999.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Inventory*
  49.5%

The maximum funding goal will be used toward the purchase of supplies to create our line of collagen supplements. Supplements are estimated to cost $350k for initial production of 20k boxes, $30k for shipping supplies, $20k website product additions: total $410k to have supplements ready to ship DTC. Additional inventory costs include production of PureWild functional drinks at a cost of $120k to produce 10,000 cases/6 months lead inventory.

- *Marketing*
  15.0%
  Marketing expenses will expand to include influencer outreach, social media partnerships, editorial print and online content as well as continuing to expand with our magazine partners in hotels and travel.

- *Working Capital*
  30.0%
  Working capital is allotted to ensure that the company maintains steady growth with professional partnerships, including legal and accounting, fulfillment and management

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://purewildco.com/ (https://purewildco.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and

has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/purewildco

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PureWild Co Inc

[See attached]

PUREWILD CO INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
PureWild Co Inc.
Ojai, California

We have reviewed the accompanying financial statements of PureWild Co Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 15, 2022
Los Angeles, California

PUREWILD CO INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 159,536	$ 5,930
Acccount receivables, net	21,290	2,213
Inventories	115,955	10,825
Prepaids and other current assets	24,654	2,631
Total current assets	**321,435**	**21,599**
Property and equipment, net	20,939	19,412
Total assets	**$ 342,373**	**$ 41,011**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of loans and notes	$ 78,962	$ -
Other current liabilities	48,772	20,541
Total current liabilities	**127,734**	**20,541**
Promissory Notes and Loans	576,573	247,376
Simple Agreement for Future Equity (SAFEs)	250,000	-
Total liabilities	**954,306**	**267,917**
STOCKHOLDERS EQUITY		
Common Stock	-	-
Owners' draw	(572)	-
Retained earnings/(Accumulated Deficit)	(611,361)	(226,906)
Total stockholders' equity	**(611,933)**	**(226,906)**
Total liabilities and stockholders' equity	**$ 342,373**	**$ 41,011**

See accompanying notes to financial statements.

PUREWILD CO INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 78,362	$ 16,620
Cost of goods sold	52,391	11,434
Gross profit	25,971	5,186
Operating expenses		
General and administrative	227,225	127,008
Research and development	-	36,483
Sales and marketing	152,378	68,601
Total operating expenses	379,603	232,092
Operating income/(loss)	(353,631)	(226,906)
Interest expense	28,201	-
Other Loss/(Income)	2,623	-
Income/(Loss) before provision for income taxes	(384,455)	(226,906)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (384,455)**	**$ (226,906)**

See accompanying notes to financial statements.

PUREWILD CO INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks			Owners' draw		earnings/ (Accumulated Deficit)		Total Shareholder Equity
	Shares		Amount					
Balance—December 31, 2019		$	-	$	-	$	-	$ -
Net income/(loss)							(226,906)	(226,906)
Balance—December 31, 2020	-		-		-	$	(226,906)	**$ (226,906)**
Member' draw				$	(572)			**$ (572)**
Conversion from LLC into C Corp	100	$	0		-			**0**
Net income/(loss)							(384,455)	**(384,455)**
Balance—December 31, 2021	**100**	**$**	**0**	**$**	**(572)**	**$**	**(611,361)**	**$ (611,933)**

See accompanying notes to financial statements.

PUREWILD CO INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(384,455)	$	(226,906)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		2,090		1,909
Changes in operating assets and liabilities:				
Account receivables, net		(19,077)		(2,213)
Inventory		(105,130)		(10,825)
Prepaid expenses		(22,024)		(2,631)
Other current liabilities		28,231		20,541
Net cash provided/(used) by operating activities		**(500,365)**		**(220,125)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(3,616)		(21,321)
Net cash provided/(used) in investing activities		**(3,616)**		**(21,321)**
CASH FLOW FROM FINANCING ACTIVITIES				
Owners' draw		(572)		-
Borrowing on Promissory Notes and Loans		408,159		247,376
Borrowing on SAFEs		250,000		-
Net cash provided/(used) by financing activities		**657,587**		**247,376**
Change in cash and cash equivalents		153,606		5,930
Cash and cash equivalents—beginning of year		5,930		-
Cash and cash equivalents—end of year	**$**	**159,536**	**$**	**5,930**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	28,201	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

PureWild Co Inc. was formed on May 27, 2020, in the state of California as a LLC under the name PureWild Co LLC. On January 31, 2021, the company was incorporated in the state of California, under the name of PureWild Co Inc. The financial statements of PureWild Co Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ojai, California.

PureWild Co Inc. produces clean and sustainable marine collagen products, including collagen infused drinks, collagen infused wine and collagen supplements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value, or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to ingredients and packaging materials which are determined using an FIFO (First-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired, or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and Fixtures	5 years
Leasehold Improvements	15 years

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

PureWild Co Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when, or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale collagen infused drinks, collagen infused wine and collagen supplements.

Cost of sales

Costs of goods sold include ingredients and packaging materials.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $152,378 and $68,601, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 15, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that require organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Raw materials	45	70
Finished goods	115,910	10,755
Total Inventories	**$ 115,955**	**$ 10,825**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Expenses	24,654	2,631
Total Prepaids and Other Current Assets	**$ 24,654**	**$ 2,631**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued expenses	20,541	20,541
Accrued interest	28,033	-
Sales tax payable	198	
Total Other Current Liabilities	**$ 48,772**	**$ 20,541**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Furniture and Fixtures	$ 6,396	$ 6,396
Leasehold Improvements	18,541	14,925
Property and Equipment, at Cost	**24,937**	**21,321**
Accumulated depreciation	(3,998)	(1,909)
Property and Equipment, Net	**$ 20,939**	**$ 19,412**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $2,090 and $1,909, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100 shares of common shares with no par value. As of December 31, 2021, and 100 shares have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 350,000	4.75%	1/27/2021	6/21/2026	$ 1,123	$ 1,123	$ 70,000	$ 213,697	$ 283,697	$ -	$ -	$ -	$ -	$ -
Promissory Note - Intuit Financing Inc	$ 10,000	20.00%	11/15/2021	8/15/2022	$ 299	$ 299	$ 8,962	$ -	$ 8,962	$ -	$ -	$ -	$ -	$ -
Promissory Note - Foothill Productions	$ 700,000	8.00%	1/31/2021	In the date of sale of company	$ 26,611	$ 26,611	$ -	$ 362,876	$ 362,876	$ -	$ -	$ -	$ 247,376	$ 247,376
TOTAL					$ 28,033	$ 28,033	$ 78,962	$ 576,573	$ 655,534	$ -	$ -	$ -	$ 247,376	$ 247,376

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 78,962
2023	70,000
2024	70,000
2025	70,000
2026	3,697
Thereafter	362,876
Total	**$ 655,535**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

			As of Year Ended December 31,	
SAFE(s)	**Borrowing Period**	**Discount**	**2021**	**2020**
Safes I -IV	Fiscal Year 2021	20%	$ 250,000	$ -
Total SAFE(s)			**$ 250,000**	**$ -**

If there is Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the Standard Preferred Stock.

If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(114,721)	$	(67,709)
Valuation Allowance		114,721		67,709
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(182,430)	$	(67,709)
Valuation Allowance		182,430		67,709
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $669,349, and the Company had state net operating loss ("NOL") carryforwards of approximately $669,349. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

On January 31, 2021, the company entered into a Promissory Note agreement in the amount of $700,000 with Foothill Productions, the company owned by same owner, Cynthia Convery. The note bears an interest rate of 8% and is due and payable on sale of company ("due date"). As of December 31, 2021, and December 31, 2020, the outstanding balances of this note are $362,876 and $247,376, respectively and it has been classified as non-current liability.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through June 15, 2022, which is the date the financial statements were available to be issued.

On December 8, 2021, the company entered into the Simple Agreement for Future Equity (SAFE) with The Entrust Group Inc. in the amount of $50,000. In January of 2022, the company had cash inflow of $50,000 from issuance of this SAFE contract.

On April 15, 2022, the loan from Foothill Productions in the amount of $341,376 was converted into the Simple Agreement for Future Equity (SAFE).

On June 9, 2022, the Amended Article of Corporation was filled. The company is now authorized to issue 10,000,000 shares of common stock. As of June 15, 2022, total number of shares issued and outstanding is 9,333,334.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $353,631, an operating cash flow loss of $500,365, and liquid assets in cash of $159,536, which is less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

PureWild Co

PureWild makes the cleanest marine collagen products on the planet


MANGO TURMERIC
BLUEBERRY HOLY BASIL
LIME AGAVE GINSENG

Website · Ojai, CA · FOOD & BEVERAGE

PureWild created certified nonGMO marine collagen drinks, what we believe to be the first ever marine collagen infused wines and now, and what we believe to be the first collagen supplements designed specifically to support women with breast cancer, osteoprosis and autoimmune diseases.

$0.00 raised

0 Investors	$15M Valuation
$1.50 Price per Share	$159.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- We're targeting medical patients
- We have a solid triple bottom line. PureWild supports People with our collagen supplement donation program, Profit with our growth strategy and Planet with our sustainable made products.
- We brought products to market with no investment money

*Information provided by Grandview Research (source)

We think we make the cleanest marine collagen drinks on the planet

We are Purewild - a Native American and woman-owned company focused on producing the cleanest, best quality collagen products on the market.

PureWild Co was born in Cindy Convery's Ojai kitchen where she made her first collagen drinks after searching for (and finding) the absolute cleanest, purest source of wild marine collagen. Cindy developed a proprietary blend that allows our wild marine collagen to essentially disappear into the pure juices and herbs in each bottle of PureWild Co. Cindy attended Le Cordon Bleu culinary school in Paris and has expertise in clean flavor, essential to creating a great tasting product.


We believe we're the cleanest marine collagen drinks on the planet
Organic juices & adaptogens
Sweetened with raw organic honey
3,000mg wild marine collagen
Supports skin, joints & more
MANGO TURMERIC
BLUEBERRY HOLY BASIL

With that, our collagen drinks are made with only organic ingredients and natural sweeteners - like organic honey and organic agave syrup - and have fewer than 5 ingredients per recipe.

We believe that we've bottled the first-ever collagen-infused wine, and this summer, we will be launching a proprietary formula of collagen supplements created specifically for women suffering from breast cancer, lupus, and autoimmune disease.

PureWild's brand family is about supporting wellness and quality of life with great-tasting, high-quality products.


MANGO
TURMERIC
MARINE COLLAGEN

THE PROBLEM

Most collagen products are made with bovine collagen from untraceable sources

A lot of people don't understand the difference between bovine collagen and marine collagen. Bovine is the most commonly used collagen in products, mostly because it's *cheap*.


Bovine Is Also...
Made from cows
Not traceable
Not sustainable
Not as easily absorbed in the body (not as bioavailable)

'Collagen-curious' is trending. Customers are actively seeking collagen knowledge.

This is why PureWild products are made with wild marine collagen made from small fish from the North Atlantic tested for mercury and contaminants, and certified non-GMO, Kosher and Halal. With this approach, we are trying to improve access to clean wild marine collagen and to educate people why a daily dose is necessary for overall wellness.

THE SOLUTION

Creating wildly inventive, purely sourced products

We believe that PureWild Co is the only certified non-GMO, certified Kosher, clean label, sustainably harvested and packaged collagen drink on the market.


We believe PureWild Co is the only certified non-GMO, certified Kosher, clean label, sustainably harvested and packaged collagen drink on the market.
MANGO TURMERIC
MARINE COLLAGEN
LIME AGAVE GINSENG
BLUEBERRY HOLY BASIL
MARINE COLLAGEN

We think PureWild Co's award-winning functional drinks are:

- The category leader in quality
- Infused with the cleanest Marine Collagen on the planet
- Certified non-GMO, certified Kosher, clean label, sustainably made, sustainably packaged

PureWild Co was inspired by life in California's Ojai Valley, home to organic farms, heirloom citrus, and an ecologically and artistically inspiring lifestyle. Every ingredient we source is organic and sustainable with only small amounts of raw organic honey or organic agave syrup as natural sweeteners. We don't use preservatives in our products and we don't use plastic in our packaging. We give 1% to the Sierra Club to replenish our planet for our ingredients.

Our organic juices and adaptogens are sweetened with raw organic honey and 3,000mg wild marine collagen that supports skin, joints, and more.


Mango Turmeric
• Anti-inflammation support
• 3,000mg wild marine collagen
• Juicy & tropical
Blueberry Holy Basil
• Gentle stress soother
• 3,000mg wild marine collagen
• Comforting & delightful
Lime Agave Ginseng
• Natural energy lift
• 3,000mg wild marine collagen
• Tart & refreshing


PureWild Has Created A Line Of
MARINE COLLAGEN INFUSED WINES
Bottled in California's Sonoma Valley
low alcohol
6.9% ABV
60 calories
per serving
1g of sugar
per serving

Our company focuses on delivering the highest quality products with an exceptional triple bottom line:

People: For every three subscriptions sold, we donate a subscription to a women in need.

Profit: PureWild Co is poised to become profitable in 2022 by targeting an untapped market that is actively looking for collagen products.

Planet: We do not use plastic. Our products are sustainably sourced *and* packaged, and we give 1% to the Sierra Club.

We have a business model similar to other in-market supplements. However, what makes us unique is our products are actually certified non-GMO and we use only the cleanest, most bioavailable collagen on the planet. PureWild is sustainably-sourced and sustainably packaged - we don't use plastic.

Our sales channels include:
• Grocery and specialty food stores
• Spas and spa hotels
• Ecommerce
• Specialty beverage retailers
• Airport concessions
• Sports facilities
• Restaurants and bars


BLUEBERRY HOLY BASIL
MARINE COLLAGEN
LIME AGAVE GINSENG

THE MARKET

PureWild is positioned to capture market share by offering the cleanest alternative on the market

In 2020, Grandview Research stated that collagen products had an overall CARG of 9%, worth $16.7 billion by 2028 (source).

Not to mention, the Global autoimmune market has CARG of 4.34, with expected $149.4 billion dollar sales by 2025 (source).


Markets & Market Share
$16.7 billion
collagen products market by 2028
$149.4 billion
global autoimmune sales by 2025
$98 billion
functional beverages sales 2019
$78.3 billion
US wine sales in 2021

(source, source)

In 2020, Beverage and Food Industries (BevNet) identified collagen as a Megatrend. We believe PureWild is the only collagen product company with certified non-GMO and sustainable marine collagen products on the market, meaning we will be filling a major void in the market.

Our competition is from companies that source unsustainable bovine collagen and primarily use unsustainable plastic packaging. This is why we feel we are the cleanest, most sustainable marine collagen functional beverage company in the market and the only company with a “Better For You” collagen wine that makes an actual difference in health and well-being.

PureWild is also producing collagen supplements to support people diagnosed with breast cancer, lupus, osteoporosis and autoimmune disease - 11% of the US population lives with these diseases (source).

We believe that no other collagen company is specifically targeting and supporting this demographic - PureWild collagen supplements will be available by DTC subscription only, and we will give a subscription to a person in need for every 3 subscriptions sold. We can provide high-grade collagen to customers while keeping costs down with the direct-to-consumer model.

OUR TRACTION

PureWild is already established in many marketplaces


Retail sales launched June 2020
Selling in 20 states & 150+ locations
Selling in major airport concessions
Selling in 5 star hotels
National distribution with UNFI UpNext Emerging Brands
National distribution with KeHE Natural Foods
Winner 2020 GDUSA Award Best New Product Design
Winner in the 2021 Indigo Design Awards for Packaging
BLUEBERRY HOLY BASIL
MARINE COLLAGEN
MANGO TURMERIC
MARINE COLLAGEN

PureWild Co is launching marine collagen supplements available in 30-day supplies only through our online site. The supplements are our proprietary formula with marine collagen and Vitamin C developed with an oncologist to support women with breast cancer and lupus. The side effects of treatment for these diseases cause bone, skin, and hair loss. Our formula is created to specifically support these side effects. The COGS for the 30-day supply is $30 with a retail price of $130 available through subscription only. For every three subscriptions sold, PureWild Co will give a subscription to women in need.

WHY INVEST

PureWild’s goal is to be profitable and positioned for an acquisition

Success to us looks like continuing what we have done since launch in June 2020.


That Means...
Developing more fantastic products
Continue sales growth (6x from 2020 to 2021, aiming for 20x in 2022)
Partner with excellent teams

The Covid pandemic proved that the market for wellness is robust. People are actively searching for the best quality wellness products and are willing to pay premium prices for the best quality. In 2020, Bevnet named collagen as a Megatrend in wellness products, NutraIngredients identified collagen as a ‘rising star’ of sports nutrition and in 2021 (source), Nutraceuticals World called collagen a ‘key trend’ in functional food and beverage (source).

We think Purewild Co is the only collagen company on the market that offers certified non-GMO certified Kosher wild marine collagen products - the most sustainable collagen and the most bioavailable for our bodies. Because of this, we are positioned to capture market share where no other collagen companies have a presence: in the alcohol space with our collagen-infused wines; in the supplement space targeting women with breast cancer and autoimmune diseases, and in the senior living space.

Our products are not only clean and sustainable, they are delicious and attractive. It’s a win-win for this big, emerging market.


PURE WILD
MANGO TURMERIC
MARINE COLLAGEN
BONE BUILDER | BRAIN BOOSTER
INFUSED WITH 3,000mg WILD-HARVESTED MARINE COLLAGEN
BLUEBERRY HOLY BASIL
LIME AGAVE GINSENG

In the Press

SHOW MORE

Meet Our Team



Cindy Convery

CEO, President, Secretary, Treasurer, CFO

I'm a graduate of the University of California at Berkeley and worked in the film business before founding PureWild. My experience in film and television, first as a director at ABC and later as a marketing consultant for Disney, Warner Bros and other studios, gave me the tools to be creative, very disciplined and to sell just about anything.

I attended Le Cordon Bleu in Paris while studying at the Sorbonne through UC Berkeley, and worked at Chez Panisse Restaurant during my senior year at Berkeley.

My experience with creating flavor profiles in the kitchen and my experience in the film industry make a great combination for leading a successful F&B company .

My roles in the Company are Director/CEO and all corporate offices.



Derek Opperman

Co-founder

Co-founder of PureWild Co., a wellness company that makes delicious and environmentally sustainable wild marine collagen products for anti-aging support. My role at PureWild is content specialist, IT and marketing director.

Before PureWild Co, I worked as a content marketing specialist with a 12-year career that included time spent working in San Francisco, Miami, Modena, and Berlin. While in Germany, I was responsible for developing and executing the digital content strategy for Deutsche Telekom AG's Telekom Electronic Beats youth marketing project. There, I led a team of nine creatives and oversaw satellite teams in Warsaw, Budapest, Bucharest, Skopje, Tirana, and Vienna.

Past clients have also included Volkswagen, Red Bull, Emirates, Goldbelly, and many others.

I have occasionally been invited to speak at share my thoughts at various tech and marketing conferences, such as Webit Sofia, Budapest Showcase Hub, and c/o Pop Festival in Cologne.

Offering Summary

Company	PureWild Co Inc
Corporate Address	520 Foothill Road, Ojai, CA 93023
Offering Minimum	$10,000.50
Offering Maximum	$1,069,999.50
Minimum Investment Amount (per investor)	$159.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	6,667
Maximum Number of Shares Offered	:	713,333
Price per Share	:	$1.50
Pre-Money Valuation	:	$15,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive a 5% bonus shares

Amount-based

$250+

1 MIXED CASE OF PUREWILD MARINE COLLAGEN DRINKS: four bottles of each flavor, 12 bottles total.

$500+

1 MIXED CASE OF PUREWILD MARINE COLLAGEN DRINKS: four bottles of each flavor, 12 bottles total. Plus one bottle of PureWild marine collagen-infused chardonnay wine. And a PureWild cap!

$1,000+

1 MIXED CASE OF PUREWILD MARINE COLLAGEN DRINKS: four bottles of each flavor, 12 bottles total. Plus one bottle of PureWild marine collagen-infused chardonnay wine, a box of PureWild collagen supplements, and a PureWild cap.

$5,000+

3 cases of PureWild marine collagen drinks: 1 Blueberry Holy Basil, 1 Lime Agave and 1 Mango Turmeric. A full case of wine – 12 bottles – along with 2 PureWild caps and a 3-month subscription of PureWild collagen supplements.

$10,000+

All the rewards in the $5,000 tier plus 2% bonus shares.

$20,000+

A case of PureWild drinks delivered every month for 12 consecutive months plus 2 caps and 1 full case of wine - 12 bottles - and a 6-month subscription of PureWild collagen supplements. Plus 3% bonus shares.

$50,000+

Receive 12 monthly deliveries of a case of PureWild marine collagen drinks and a case of Purewild collagen wine – one case of each every month for one year; 2 PureWild caps and a year-long subscription to PureWild collagen supplements. Plus 5% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

PureWild Co., Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

*Stacking perks only applies to the Owner's Bonus perk and Previous Backer perks. Time-based and Amount-based perks do not stack on top of each other, rather, the issuer will receive the greater of the two bonuses if they qualify for both.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow PureWild Co to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot
reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

start engine

©2022 All Rights Reserved

About
Our Team
Equity Crowdfunding 101
Blog
StartEngine Careers
Portfolio Job Board

Companies
Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders
Partnerships

Investors
Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus
Form CRS

Legal/Contact
Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Nearly 40 million people have osteoporosis and autoimmune diseases - illnesses that can be supported with a daily dose of collagen. At PureWild we have a delicious answer.

The only certified non-GMO marine-collagen drinks on the planet. A proprietary formula of collagen supplements. And our extensive research shows we have the world's first collagen-infused wines.

I'm Cindy Convery, Co-Founder and CEO at PureWild. Good food and great flavor is really important to me. I created PureWild's drinks in my kitchen in Ojai California and launched the brands less than 2 years ago. Look what's happened since then:

[Peaceful sounds of Ojai - breeze, birds chirping, etc.)

With collagen products projected to be worth $16.7B by 2028, we believe PureWild's clean marine collagen products are set to capture the market. While most other collagen products come from bovine collagen, we sustainably source from the North Atlantic ocean for the most bioavailable collagen for our bodies with no aftertaste.

While we are already growing in retail spaces, 5 star hotels, and restaurants, PureWild is also in three rapidly-growing markets where no other collagen companies have a presence.

First, we're uniquely poised in the wine ecommerce industry to sell direct to consumer - a market that grew 23% last year alone.

We're also the only collagen company targeting the 60,000 senior living facilities market actively seeking wellness products.

And finally - we're also the only collagen company with a proprietary supplement formula created specifically for women who have been diagnosed with breast cancer, lupus or autoimmune disease. For every three subscription packages that we sell, we're donating a subscription to a woman in need. I'm a member of the Choctaw Nation of Oklahoma, which makes PureWild a Native American Woman owned company, and we're working with Native American organizations to identify Native American women as our first recipients.

PureWild is about supporting wellness and quality of life with great tasting, high quality products.

Wildly inventive. Purely sourced. PureWild.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.